CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

May 18, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS SIGNS LETTER OF INTENT ON HIGH GRADE

SILVER – BASE METAL PROPERTY

Vancouver, BC – May 18, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the signing of a letter of intent (“LOI”) optioning the Las Habas Project which is comprised of 336 Ha in the State of Sinaloa, Mexico.  The LOI is for a period of 3 months. The proposed option agreement calls for total payments of US$ 1 million over a 5 year period and a 2% NSR payable out of production.

During the period from 1986 to 1993 Consejo De Recursos Naturales conducted a regional prospecting program including the Las Habas area. High grade Silver – Base metal quartz veins and Silver – Base metal bearing Skarn zones were identified. Some of the selected above average grade samples from veins and Skarn zones are detailed below:

Skarn Zone	Sample #	Sample width in metres	Au g/t	Ag g/t	Pb %	Cu %	Zn %
Habas N	R - 2	1.00	0.70	478.40	2.74	0.76	11.40
	R - 6	0.90	0.69	620.26	3.28	0.74	16.20
	Hab 20	1.30	0.57	422.64	2.21	0.67	11.87
	Hab 24	0.95	0.46	355.72	1.80	0.11	10.43
	Hab 26	1.20	0.65	366.29	2.00	0.05	10.31
Habas Centro	R - 16	1.00	0.75	336.47	1.10	0.13	24.40
	R - 17	1.20	0.52	341.05	1.15	0.16	14.30
	Hab - 18	1.80	0.75	370.09	1.33	0.13	23.00
	Hab - 19	1.80	0.40	228.95	0.83	0.07	8.11

Quartz Vein	Sample #	width of sample m	Au g/t	Ag g/t	Pb %	Cu %	Zn %
Habas Sur	CHB - 7	0.50	8.69	129.04	3.29	0.08	0.84
	CHB - 8	0.50	2.78	47.89	1.20	0.03	0.32
	CHB - 9	0.40	3.32	15.89	0.45	0.03	1.20
	CHB - 11	0.40	4.05	95.63	0.45	0.14	0.18
Tusierra	T - 14	1.00	0.18	401.41	4.11	0.07	0.85
	T - 15	0.80	1.42	237.35	4.80	0.03	2.07
	T - 16	0.80	0.24	1,967.80	6.01	0.75	14.30
	T - 27	0.90	0.25	2,574.36	22.80	0.37	0.11

Assays presented in the table below are the averages of samples from each of the zones reported in the Consejo De Recurses Naturales Report covering the exploration period from 1986 to 1993:

Tusierra Vein structure 8 metres to 10 metres wide:

Description	Samples #	m sampled	Au g/t	Ag g/t	Pb %	Cu %	Zn %
Average 32 sample	T - 1 to T - 32	33.6	0.156	172.62	1.34	0.06	0.96
including
Average 18 sample	T-14 to T-31	21.1	0.206	237.96	1.836	0.067	1.03
Average 15 sample	T-14 to T-28	15.01	0.259	315.42	2.45	0.08	1.20
Average 3 sample	T-14 to T-16	2.6	0.580	832.90	12.76	0.69	5.36
Average 5 samples	T-27 to T-31	7.7	0.104	347.77	3.088	0.074	0.494
Average 3 samples	T-27 to T-28	1.7	0.194	1406.69	12.83	0.252	0.086

Las Habas skarn area including Las Habas North, Las Habas Center and Las Habas South:

Area	#of Samples	m sampled	Au g/t	Ag g/t	Pb %	Cu %	Zn %
Habas N	19	20.71	0.406	239.92	2.34	0.31	9.22
Habas Centre
Cata 1	10	12.00	0.11	56.56	0.26	0.06	13.24
Cata 2	7	5.11	0.26	190.96	0.80	0.26	10.13
	2	2.00	0.31	155.88	0.07	0.33	4.48
Creston	6	8.58	0.70	283.17	1.03	0.12	14.2

Habas Sur	24	17.04	0.69	33.95	0.29	0.05	2.69
Qtz leached	3	4.50	1.40	95.92	0.52	0.13	0.56
Contact zone	5	4.80	0.33	55.83	0.93	0.51	10.88
2 small cuts	4	2.52	0.43	103.08	3.04	0.88	6.09
All Samples
Weighted Average	80	77.26	0.50	141.11	1.09	0.21	8.39

The sample area is completely covered by growth and the old workings are sloughed and filled in. Cream Minerals through its subsidiary Cream Minerals De Mexico has initiated a work program consisting of opening the caved shafts, trenches and cuts which will be followed by channel sampling and a property wide geochemical survey. The objective of the work program is to verify the above data

Cream Minerals Ltd cautions investors that the above assay data is historical in nature and has not been verified by Cream Minerals. Furthermore it is uncertain if further exploration will confirm the historical grades reported.

Mr. Ferdinand Holcapek P.Eng, Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Las Habas Project. He is responsible for all the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.